Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 23-03

Alianza’s SW Copper Alliance Retains 100% of Klondike Copper Property, Colorado

Vancouver, BC, February 3, 2023 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) announces that it received notice from option partner, Allied Copper Corp. (“Allied”), that Allied is terminating its option on the Klondike Copper Property in southwest Colorado, effective February 2, 2023.

About the Klondike Copper Property

A 2022 drilling campaign at Klondike identified high grade copper mineralization on an interpreted splay off of the main West Graben Fault target (4.26% copper over 1.06 metres at 45 metres depth). Drilling in 2022 did not reach the main strand of the West Graben Fault, and it remains a priority target for copper mineralization at Klondike.

The Klondike Property is located approximately 25 kilometres south of Naturita, Colorado. This property lies within the Paradox Copper Belt, which includes the producing Lisbon Valley Mining Complex, located 50 km to the northwest.

The project is road accessible year-round, traveling two kilometres of gravel road from paved highway. The project is comprised of 76 mining claims on Federal mineral rights managed by the BLM, in addition to an Exploration Permit and an exclusive right to a State lease from the State of Colorado.

Alianza holds the Klondike Property within its Southwest Copper Alliance with Cloudbreak Discovery PLC (the “Alliance”) where each party holds a 50% ownership in the property. Together the Alliance will seek a new partner to conduct follow-up drilling.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company’s primary asset is the Haldane silver project and also currently has gold, silver and base metal projects in Yukon Territory, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and one optioned to Allied Copper within an alliance with Cloudbreak Discovery PLC. Alianza is actively seeking partners on other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

About the Strategic Alliance

Under the terms of the Alliance, either Cloudbreak Discovery PLC or Alianza Minerals Ltd can introduce projects to the Alliance. Projects accepted into the Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of Alliance projects unless the Alliance steering committee determines, on a case-by-case basis, that Cloudbreak would be a more suitable operator. The initial term of the Alliance runs for two years and may be extended for an additional two years.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.